SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s press release, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Paper and Paper Packaging South Africa

Media Release

23 May 2011

Sappi begins consultation process on possible closure of Adamas Mill; plans to invest in Eastern Cape community forestry

Sappi Southern Africa today announced that it had initiated a consultation process with staff and relevant Union representatives to cease operations at Adamas Mill in Port Elizabeth in response to difficult market conditions and sustained input costs increases.

This supports Sappi Southern Africa's strategy to improve the competitiveness of its fine paper business by aligning its production capacity to market demand. Removal of production capacity at Adamas would address the high manufacturing overheads associated with a small mill (Adamas produces about 40,000 tpa, of a total regional capacity in excess of 1 million tpa). Variable costs will be improved by shifting production closer to Sappi's main South African markets and raw material sources.

Sappi Southern Africa acquired the Adamas Mill in 1964. It originally produced board for the motor industry and subsequently uncoated writing and printing papers with a significant percentage of recycled fibre.

Commenting on the decision, Alex Thiel, CEO of Sappi Southern Africa said “We fully recognise and commend the enormous past and ongoing efforts that employees and mill management have undertaken to reduce costs and improve profitability. However the Mill’s size, technical age and high costs of energy and fibre have made it necessary to initiate a review. A final decision will only be made once the consultation process in completed towards the end of July.”

The potential closure of Adamas Mill would have no impact on customers as production will be moved to Sappi’s Enstra and Tugela Mills.

Sappi will maintain its presence in the Eastern Cape as regards marketing and sales as well as the collection and purchase of collected fibre (used for recycled paper) through Sappi ReFibre.

Forestry investment

Furthermore Sappi, in partnership with AsgiSA-EC have developed a joint proposal with a strategic goal of accelerating the establishment and management of 30,000ha of commercial tree plantations by 2020 in the Eastern Cape.  This development is expected to create a number of permanent skilled and unskilled jobs. Sappi and AsgiSA-EC have already developed close to 150ha in conjunction with the Mkambathi and Sinawo communities.

ENDS

Issued by:
Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0) 11 502 7300

For further information contact:
Elijah Masondo
Regional Communications Coordinator
Sappi Southern Africa
Mobile +27 (0) 83 661 7012
Tel +27 (0) 011 407 8478
elijah.masondo@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 (0) 11 407 8044
Mobile +27 (0) 83 235 2973
Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 24, 2011

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller